

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2023

Vikram Grover
Chief Executive Officer
Himalaya Technologies, Inc.
1 E. Erie St., Ste. 525, Unit #2420
Chicago, IL 60611

> **Re: Himalaya Technologies, Inc.**
> **Amendment No. 6 to Offering Statement on Form 1-A**
> **Filed December 21, 2022**
> **File No. 024-11980**

Dear Vikram Grover:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 15, 2022 letter.

Amendment No. 6 to Offering Statement on Form 1-A filed December 21, 2022

Our Business, page 5

1. We understand from your December 4, 2022 and January 5, 2023 response letters that you do not believe financial statements of Business Media Solutions, Inc. (d/b/a Russell Associates) are required in the Form 1-A pursuant to Rule 8-04 of Regulation S-X, as referenced in paragraph (b)(7)(iii) of Part F/S of Form 1-A, notwithstanding your having executed a purchase agreement on October 19, 2022, and an amendment to the purchase agreement on November 25, 2022, which were both filed as exhibits to your Form 1-A on November 2, 2022 and November 29, 2022, respectively, and reported in press releases and on Form 8-K November 1, 2022, November 2, 2022, and November 28, 2022.

In your earlier reply, you indicated that because the contract did not include substantive penalties for non-compliance, you considered the arrangement "effectively a non-binding letter of intent" and were therefore relying on a "general rule of thumb" that suggests a letter-of-intent alone is not conclusive in assessing the need to provide financial statements, and you further clarified that presuming the "legal status of the transaction as a non-binding LOI was critical to [your] analysis…."

However, the original agreement and the amendment to the agreement both include the language "upon acceptance of this contract, Seller shall sell and Buyer shall purchase, the business," "The undersigned hereby agree to execute any and all documents necessary to close this transaction," and "This is a Legally Binding and Fully Enforceable Contract," in addition to establishing the amount and form of consideration, and the closing date.

We note that you provide disclosures of the salient terms of the arrangement in the Form 1-A, also in referring to the target, the statement "Over the past few years, the business generated annual revenues of roughly $500,000 in agriculture/food markets," and you indicate that you would use offering proceeds to complete the transaction.

Your plans and intentions were also expressed by your CEO in the press releases that you filed concerning the pending acquisition, in stating "This planned transaction provides our Company accretive revenues and margin, a platform for growth and expansion into high growth markets, and potential synergies with our portfolio of investments and for our affiliate Company FOMO CORP.'s education technology and clean technology subsidiaries. We intend to build off this Target's critical mass and rolodex in agriculture and food markets and expand into new verticals to multiply its scope and scale."

In your more recent reply, you explain that you replaced the purchase agreement with a letter-of-intent on December 19, 2022, and reiterate the view that because it is non-binding, having "no break-up fees or penalties for failure to close," you do not believe that financial statements should be required. We see that you filed the new agreement with your recent amendment, and that while some of the language has been modified to more clearly accommodate the optionality emphasized in your response, i.e. to endure no penalty in the event you do not proceed, the terms and provisions governing the acquisition otherwise appear to be consistent with the original purchase agreement.

Given the sequence and content of the filings referenced above and considering the significance of the pending transaction, we do not find persuasive your view that being able to not proceed without penalty would render the financial statements of Business Media Solutions, Inc. (d/b/a Russell Associates) as not material to an investment decision. Under the circumstances, we believe that such financial statements would represent material information that is necessary to make the required statements contained in the offering statement, in light of the circumstances under which they are made, not misleading, and therefore required pursuant to Rule 252(a) of Regulation A.

2. Please expand your disclosure on page 8 to describe the evolution of the arrangement to acquire Business Media Solutions, Inc. (d/b/a Russell Associates), including the various dates and forms of the agreement, along with the reasons for replacing the purchase agreement with a letter-of-intent. Also describe any material uncertainties regarding your ability to proceed with the acquisition, and any information that you have yet to obtain that could diminish your interest in completing the acquisition, along with an indication of the timeframe and the manner by which you expect to resolve these concerns.

Risk Factors, page 9

3. We note disclosure on page 22 stating that you have retained independent professionals, "…including Boyle CPA, LLC our prior audit firm, and Victor Mokuolu CPA, LLC, our current auditors, to review or comment on this Offering or otherwise protect the interest of the investors hereunder," while conversely advising investors not to rely on your counsel with respect to any matters described in the offering statement.

    Tell us how the role of the auditors as described in this disclosure would be consistent with maintaining independence, considering the examples in Rule 2-01(c)(4)(i)(B), (iii), and (ix) of Regulation S-X, if this is your view.

    Please revise here and on page 42, as appropriate to clarify and differentiate between the responsibilities of the auditors and management for the disclosures and financial statements provided in the offering statement. Please note that the company and its management are responsible for the accuracy and adequacy of their disclosures.

Use of Proceeds, page 27

4. Please revise or qualify your disclosure in the last paragraph on page 27, stating that you "…have no present commitments or agreements for any specific acquisitions or investments," to acknowledge your plans to acquire Business Media Solutions, Inc. (d/b/a Russell Associates), as referenced in the footnote to the preceding tabulation.

Dilution, page 28

5. Please modify your disclosure to more clearly address the requirement to provide a comparison of the public contribution under the proposed public offering and the average effective cash cost to officers, directors, promoters and affiliated persons for shares acquired by them during the past year, including shares they have a right to acquire.

    For example, it appears that you would need to expand your disclosure to illustrate the effects of convertible instruments such as your Class B Preferred Stock and your Class C Preferred Stock, which we understand are convertible into an incremental 1,545,966,000 common shares, based on disclosures appearing on page 39.

    Also clarify how the label on the last line of the table, presently indicating that you have computed a figure of accretion "to new investors," reconciles with the content of the tabulation and the disclosures preceding the table, indicating new investors would experience dilution in the value of their shares relative to the offering price.

You may contact Chery Brown, Staff Attorney, at (202) 551-3905 or Kevin Dougherty, Staff Attorney, at (202) 551-3271 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Milan Saha, Esq.